Exhibit 99.1

Cybin to Announce Second Quarter FY2021 Financial Results and Business Update on November 15, 2021

TORONTO, CANADA – November 9, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” today announced that it will report financial results for its second quarter of fiscal 2021 ended September 30, 2021 on Monday, November 15, 2021.

A conference call will be held on the same day at 4:30 p.m. (EST) to discuss the results and recent business updates. The call will be hosted by Doug Drysdale, Cybin’s Chief Executive Officer. Mr. Drysdale and other members of the management team will be available to answer questions from participants following the prepared remarks.

CONFERENCE CALL DETAILS:

DATE:	Monday, November 15, 2021

TIME:	4:30 p.m. (EST)

DIAL-IN	1-844-200-6205 (U.S. toll free) or 1-833-950-0062 (Canada toll free)

CODE	727873

WEBCAST	https://events.q4inc.com/attendee/747515026

An archived webcast will also be available on the Company’s Investor Relations site under the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com

Tim Regan/Scott Eckstein

KCSA Strategic Communications

cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com